UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2021
Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company") dated November 24, 2021, announcing the Company’s dividend and earnings report for the third quarter of 2021.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-228603), filed with the U.S. Securities and Exchange Commission with an effective date of February 20, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: Novenber 29, 2021	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, President, and Chief Executive Officer

Exhibit 1

Nordic American Tankers Limited (NYSE: NAT) – Third quarter 2021.
Third quarter touched the bottom. The tide has now turned.
Wednesday, November 24, 2021
highlights:
1
There is so much confusing day-to-day noise in the markets about oil and gas prices that we think many investors have decided to steer clear of the tanker sector entirely. All markets are volatile, and as history has shown volatility can be our friend when rates rise suddenly and the company’s stock price benefits. We firmly believe that successful investors buy quality companies and profit handsomely when the tide turns.

2	A main feature of the NAT strategy is that NAT has Suezmaxes only. No other public company has this feature. Asset values continue to rise.
3
The International Energy Agency in Paris confirms that global oil demand is nearing pre-pandemic levels of early 2020 and more importantly, oil supply is now rising fast. This is good news for the NAT  suezmaxes and provide confidence that a turn-around for the NAT fleet is getting closer by the day.

4
During recent months we have secured term contracts with prompt delivery for six months or longer at rates above $20,000/day or more for four of our vessels. The time charter rates for these ships were substantially higher than the spot market at the time and still are. These four contracts work as a hedge. Our fleet of 24 ships has significant upside.

We undertook planned maintenance of three ships during 3Q 2021, withdrawing them from the market for a large part of the quarter.
5
On November 5, 2021 the “Nordic Sirius” was delivered to new owners. The price to us was between $14 – 15 million. After the transaction our fleet counts 24 units, including 2 newbuildings. The estimated value for our two newbuildings is now about $70 million per ship. They were ordered at about $55 million per ship.

6
The proceeds from the above mentioned sale has been used to pay down part of our $306 million senior secured facility with CLMG/Beal Bank of Texas. The company’s total net debt is $259.6 million or $11.8 million per vessel (based on 22 vessels). Our objective is to become debt free.

7
The pandemic has lasted longer than we anticipated at the outset in early 2020. The third quarter of 2021 was the low point. The average time charter equivalent (TCE) for our active fleet during 3Q 2021 came in at $5,800 per day per ship – this was down from 2Q 2021 at $7,800 per day. NAT is through the low point. The average earnings for a Suezmax tanker for the last 30 years has been close to $30,000 per day per ship.

8
The third quarter of 2021 produced a net loss of -$44.7 million or a earnings per share (EPS) of -$0.27. Adjusted for an impairment of $8.4 million (non-cash) the net loss was -$36.3 million and adjusted EPS of -$0.22.  this compares to the previous quarter, that came in at a net loss of -$28.7 million or an EPS of -$0.18.

9
Dividend is a priority for NAT and a reflection of our earnings. The dividend for 3Q 2021 is 1 cent ($0.01) per share, payable on Tuesday December 21, 2021, to shareholders on record Tuesday December 7, 2021. This is our 97th consecutive quarterly dividend payment.

10	We have an excellent vetting record on our vessels, perhaps the best sign of a tanker company’s reliability. Vetting is the scorecard provided by our customers.
NAT has sound corporate governance principles. The Company has zero tolerance for corruption. Our policy is to underpromise and overdeliver.
11	Financial information for the third quarter of 2021 and for other periods is included later in this report.

Our Fleet
Our fleet now consists of 24 (incl. 2 newbuildings) well maintained Suezmax tankers with a cargo lifting capacity of 1 million barrels of oil each. We have only Suezmaxes in our fleet.
We take extra care to maintain our vessels to the highest standards for the safety of crew, cargo and the environment. The outcome of the inspections of our ships by oil companies (“vetting”) reflect the good quality and maintenance of our fleet.
The Covid-19 pandemic has lasted longer than we forsaw in the spring of 2020. Main operational challenges have been related to crew changes and in our work to safeguard our seafarers and our ships.
NAT has one of the largest fleets of Suezmax tankers in the world. In a capital intensive industry like ours, careful maintenance of our ships and the timing & financing of expansion are key elements to ensure both our financial stability and our commitment to paying cash dividends.

Results for the third quarter 2021
For the third quarter 2021 the net loss was -$44.7 million or -$0.27 per share. Adjusted for an impairment of $8.4 million (non-cash) the net loss was -$36.3 million and EPS of -$0.22. This compares with a net loss of -$28.7 million and an EPS of -$0.18 per share in the second quarter of 2021. We believw the trading conditions of NAT has reached the bottom and the path forward is upwards.
For detailed information about our statement of operations (P&L), balance sheet, cash flow and reconciliation of certain Non-GAAP financial measures, we refer to the tables on page 5 and 6 of this press release.

Financing
Our Net Debt (total debt less current assets) stood at $259.6 million which equals $11.8 million per ship based on 22 vessels, as of September 30, 2021.
The details of our two financing arrangements are as follows;
1)
The total outstanding balance to CLMG/Beal Bank (including current portion of the debt), is $241.3 million as of September 30, 2021. This includes the original amount of $306 million from February 2019 and the accordion loan of $30 million from December 2020.  Restricted cash of $5.8 million is related to deposits held for future Drydockings of our vessels, in accordance with our borrowing agreement. After the sale of one vessel, the total outstanding balance to CLMG/Beal Bank as of the date of this report is $225.9 million.

2)	The total outstanding balance to Ocean Yield (including current portion of the debt) is $106.3 million as of September 30, 2021.
The balance sheet numbers in this report shows that the current portion of long term debt includes $29.4 million for expected debt repayment associated with vessels held for sale. Current portion of long term debt related to CLMG/Beal Bank is $14.4 and $7.9 million is related to the Ocean Yield Financing. This is presented in our balance sheet with a total of $51.8 million net of transaction costs.
Our two newbuildings for delivery first half  2022 are fully financed via Ocean Yield.
On September 29, 2021 we registered a new $60 million At-The-Market (“ATM”) facility with the Securities & Exchange Commission (SEC). At September 30, the old ATM facility registered October 16, 2020 had utilized $56.1 million of its $60 million capacity. As of September 30, 2021 we had a total of 171,964,413 shares outstanding. The ATM facility has been a very effective instrument.
For the third quarter of 2021 a cash dividend of 1 cent ($0.01) per share has been declared. This is the 97th consecutive quarterly dividend payment. In a rising market for our vessels, a higher dividend can be expected.
Payment of the dividend will be on December 21, 2021, to shareholders of record on December 7, 2021.

World Economy and the Tanker Market
A positive development of the world economy and world trade is positive for the crude oil tanker business.
OECD oil inventories are now down to levels not seen since 2015, almost a 7-year low. Global oil consumption is almost back to pre-pandemic levels as jet fuel is catching up fast. We now see evidence of a growing demand  for oil as refineries both in US, Europe and Asia are preparing for the winter.
Pinpointing the timimg of the uptick in acticity for tankers is always difficult. History has repeatedly proven that tanker markets can turn quickly and forcefully.
The world’s Suezmax fleet (excl. shuttle, product & Jones Act tankers) counted 548 vessels at September 30, 2021, with 39 vessles in order. This is an historical low orderbook. We currently see 30 conventional Suezmax tankers for delivery in 2022, 8 for delivery from the shipyards in 2023 and so far only one for delivery in 2024. Shipyard capacity has been booked by bulk, gas and container ships, leaving limited possibility for tankers to increase the supply side of the tanker market beyond the low orderbook that we have described above. This bodes well for the long term balance of the tanker market.

The supply of tanker tonnage is inelastic in the short-term. When there are too many ships in an area, rates tend to go down. When there is scarcity of ships, rates tend to go up. Short-term spot tanker rates may be expected to be volatile.

Corporate Governance/Conflict of Interests
It is vital to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties. Interests must be aligned. From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects. We have zero tolerance for corruption.

Strategy Going Forward
The NAT strategy is built on expanding and maintaining a homogenous and top quality fleet, leveraging on our industry network and close customer relationships with major oil companies and oil traders.
We are a dividend company with the objective of having a strong balance sheet and low G&A costs, enabling us to distribute free cash flows to our shareholders.
In an improved market, higher dividends can be expected.
Our fleet of 24 (including newbuildings) more or less identical vessels is a special feature of NAT that is particularly valuable to our customers.
NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall safeguard and further strengthen this position in a deliberate, predictable and transparent way.

* * * * *

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF OPERATION (UNAUDITED)	Three Months Ended			Nine Months Ended
Amounts in USD '000	Sep. 30, 2021	Jun. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020
Net Voyage Revenue	9,313	16,747	37,287	44,872	217,237

Vessel Operating Expenses	(17,388)	(17,603)	(17,501)	(51,440)	(50,199)
General and Administrative Expenses	(4,096)	(3,504)	(4,079)	(11,264)	(12,699)
Depreciation Expenses	(17,595)	(17,402)	(17,440)	(52,074)	(50,792)
Impairment	(8,406)	0	0	(8,406)	0
Operating Expenses	(47,485)	(38,509)	(39,020)	(123,184)	(113,690)
Net Operating Income (Loss)	(38,172)	(21,762)	(1,733)	(78,312)	103,547

Interest Income	(1)	0	0	2	94
Interest Expense	(6,397)	(6,643)	(8,218)	(19,719)	(24,953)
Other Financial Income (Expenses)	(95)	(283)	(70)	(350)	8
Total Other Expenses	(6,493)	(6,926)	(8,288)	(20,067)	(24,851)
Net Income (Loss)	(44,665)	(28,688)	(10,021)	(98,379)	78,696
Basic and Diluted Earnings (Loss) per Share	(0.27)	(0.18)	(0.07)	(0.63)	0.53
Weighted Average Number of Common Shares Outstanding	164,225,057	155,595,376	149,797,475	157,271,349	148,680,579
Common Shares Outstanding	171,964,413	158,464,967	150,461,345	171,964,413	150,461,345

CONSOLIDATED CONDENSED BALANCE SHEET (UNAUDITED)
Amounts in USD '000	Sep. 30, 2021		Dec. 31, 2020

Cash and Cash Equivalents	32,031		57,847
Restricted Cash	5,827		4,223
Accounts Receivable, Net	8,131		6,349
Prepaid Expenses	3,997		5,477
Inventory	16,752		19,408
Voyages in Progress	4,551		4,644
Other Current Assets	3,426		1,574
Vessels Held for Sale	29,726		0
Total current assets	104,441		99,522
Vessels, Net	779,076		861,342
Vessels under Construction	23,523		11,000
Other Non-Current Assets	4,734		2,483
Total Non-Current Assets	807,332		874,825
Total Assets	911,773		974,347

Accounts Payable	4,372		4,099
Accrued Voyage Expenses	8,134		5,254
Other Current Liabilities	8,156		8,232
Dividends Payable	1,713		0
Current Portion of Long Term Debt	51,786	*	22,094
Total Current liabilities	74,161		39,679
Long-Term Debt	288,403		334,615
Other Non-Current Liabilities	1,505		927
Total Non-current Liabilities	289,908		335,542
Shareholders' Equity	547,704		599,126
Total Liabilities and Shareholders' Equity	911,773		974,347

* Current Portion of Long-Term Debt as of September 30, 2021 includes $29.4 million for expected debt repayments associated with Vessels Held for Sale of which $13.9 million was repaid in November.

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW (UNAUDITED)	Nine Months Ended	Twelve Months Ended
Amounts in USD '000	Sep. 30, 2021	Dec. 31, 2020

Net Cash Provided by/(Used in) Operating Activities	(37,575)	110,944

Investment in Vessels	(2,372)	(6,845)
Investment in Other Fixed Assets	(560)	(233)
Investment in Vessels under Construction	(12,477)	(11,000)
Proceeds from Sale of Investment Securities	0	602
Net Cash Used in Investing Activities	(15,409)	(17,476)

Proceeds from Issuance of Common Stock	54,566	20,713
Proceeds from Borrowing Activities	0	29,300
Repayments of Vessel Financing	(5,918)	(7,630)
Repayment of Borrowing Facility	(12,605)	(67,896)
Financing Transaction Costs	(1,100)	(320)
Dividends Distributed	(6,180)	(67,242)
Net Cash Provided by/(Used in) Financing Activities	28,763	(93,075)

Net Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash	(24,221)	393
Effect of exchange rate changes on Cash	9	39
Cash, Cash Equivalents and Restricted Cash at Beginning of Period	62,070	61,638
Cash, Cash Equivalents and Restricted Cash at End of Period	37,858	62,070
Cash and Cash Equivalents	32,031	57,847
Restricted Cash	5,827	4,223

NORDIC AMERICAN TANKERS LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)	Three Months Ended			Nine Months Ended
Amounts in USD '000	Sep. 30, 2021	Jun. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020
Voyage Revenue	52,394	52,394	56,044	140,722	310,777
Voyage Expense	(35,647)	(35,647)	(18,757)	(95,851)	(93,540)
Net Voyage Revenue (1)	16,747	16,747	37,287	44,872	217,237

	Three Months Ended			Twelve Months Ended
Amounts in USD '000	Sep. 30, 2021	Jun. 30, 2021	Sep. 30, 2020	Dec. 31, 2020
Net Income (Loss)	(44,665)	(28,688)	(10,021)	50,033
Interest Expense	6,397	6,643	8,218	31,481
Interest Income	1	0	0	(96)
Depreciation Expense	17,595	17,402	17,440	67,834
EBITDA (2)	(20,672)	(4,643)	15,637	149,252
Impairment	8,406	0	0	0
ADJUSTED EBITDA	(12,266)	(4,643)	15,637	149,252

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
EBITDA is included because certain investors use this data to measure a shipping company's financial performance. EBITDA is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.
NAT is a Bermuda based Company.

Contacts:

Gary J. Wolfe
Seward & Kissel LLP
New York, USA
Tel: +1 212 574 1223

Bjørn Giæver, CFO
Nordic American Tankers Limited
Tel: +1 888 755 8391 or +47 91 35 00 91

Herbjørn Hansson, Chairman & CEO
Nordic American Tankers Limited
Tel: +1 866 805 9504

Web-site: www.nat.bm